Exhibit 99.25
VIA ELECTRONIC TRANSMISSION
April 20, 2007
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE: Blue Pearl Mining Ltd.
We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on April 19, 2007.
1.	Proxy

2.	Notice of Annual and General Meeting of Shareholders and Management Information Circular

3.	2006 Annual Report

4.	Proxy Return Envelope
Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T: 416.361.0152 F: 416.361.0470 www.equitytransfer.com